             AMDOCS LIMITED REPORTS 45.3% INCREASE IN FIRST QUARTER
                               REVENUE TO $342.2M

        EPS, EXCLUDING ACQUISITION-RELATED CHARGES, INCREASES BY 50.0% TO
                                     $0.27

ST. LOUIS, MO - JANUARY 23, 2001 -- Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 2000, revenue reached $342.2 million, an increase of 45.3% over last year's first quarter. Excluding acquisition-related charges, net income increased 61.3% to $61.1 million, while earnings per share increased 50.0% to $0.27 per diluted share, compared to net income of $37.9 million, or $0.18 per diluted share, in the first quarter of fiscal 2000. The Company's as-reported net income, which includes acquisition-related charges of amortization of goodwill and purchased intangible assets, write-off of in-process R&D and related tax effects, was $12.6 million, or $0.06 per diluted share, compared to net income of $17.3 million, or $0.08 per diluted share, in the first quarter of fiscal 2000.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "Amdocs continues to demonstrate excellence in its growth, profitability and overall business performance. Our strong consistent results this quarter and over time reflect a robust, solutions-based business model and a well-balanced product/service portfolio with the breadth and depth needed to address ongoing market changes."

Management believes that the changing needs of communications providers are creating additional demand for Amdocs' market-leading customer care and billing solutions. "This growing demand is manifest in all segments - mobile, wireline and IP - and in all regions. In an evolving communications environment, advanced customer care and billing solutions enable service providers to improve profitability and control costs while also dealing with IP transition, ongoing expansion, and mounting competition. With our broad set of offerings, encompassing voice and IP technologies, CRM and billing software, and complete service coverage from implementation through outsourcing, Amdocs is uniquely positioned to leverage the expanding opportunities that are being generated in the communications market," Naor added.

Naor concluded, "As the market leader for customer care and billing systems for communications and IP service providers, our business prospects are outstanding. Based on our long-term customer relationships, strong pipeline and high visibility, we are very confident that our positive momentum will be maintained with continued growth and excellent business results in the coming quarters. "

Amdocs is the world's leader in customer care and billing systems for communications and IP service providers. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With over 7,700 information systems professionals deployed worldwide, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on Tuesday, January 23 at 5:00 p.m. Eastern Standard Time to discuss the company's first quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

THIS PRESS RELEASE MAY CONTAIN FORWARD LOOKING STATEMENTS AS DEFINED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, INCLUDING STATEMENTS ABOUT AMDOCS' GROWTH AND BUSINESS RESULTS IN FUTURE QUARTERS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER FROM THOSE ANTICIPATED. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, AMDOCS' ABILITY TO CONTINUE LEVERAGING ITS GROWTH IN EACH OF THE MOBILE, WIRELINE AND IP BUSINESS SEGMENTS, THE ADVERSE EFFECTS OF MARKET COMPETITION, RAPID CHANGES IN TECHNOLOGY THAT MAY RENDER THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE, POTENTIAL LOSS OF A MAJOR CUSTOMER, AND RISKS ASSOCIATED WITH OPERATING BUSINESSES IN THE INTERNATIONAL MARKET. THESE AND OTHER RISKS ARE DISCUSSED AT GREATER LENGTH IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONTACT:

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                - TABLES FOLLOW -

                                 AMDOCS LIMITED

           PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

            EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT,
                           ACQUISITION RELATED COSTS,
       AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS AND RELATED
                                   TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    THREE MONTHS ENDED
                                                       DECEMBER 31,
                                                ---------------------------
                                                 2000 (1)        1999 (1)
                                                ------------    -----------
Revenue:

  License                                       $   38,076      $   26,502
  Service                                          304,091         209,004
                                                ------------    -----------
                                                   342,167         235,506
Operating expenses:
  Cost of license                                    1,658           1,173
  Cost of service                                  191,788         138,467
  Research and development                          23,579          14,970
  Selling, general and administrative               43,450          27,460
                                                ------------    -----------
                                                   260,475         182,070
                                                ------------    -----------
Operating income                                    81,692          53,436

Other income, net                                    5,562             345
                                                ------------    -----------
Income before income taxes                          87,254          53,781

Income taxes                                        26,176          15,924
                                                ------------    -----------

Net income                                      $   61,078      $   37,857
                                                ============    ===========
Diluted earnings per share                      $     0.27      $     0.18
                                                ============    ===========
Diluted weighted average number of shares
  outstanding                                      226,361         204,867
                                                ============    ===========



(1) Excludes $54,160 and $700 for amortization of goodwill and purchased intangible assets, $0 and $19,876 for write-off of purchased in-process research and development and other costs, and ($5,658) and $0 for related tax effects, in the three months ended December 31, 2000 and 1999, respectively. Including the above items, income before income taxes was $33,094 and $33,205, and diluted earnings per share were $0.06 and $0.08 for the three months ended December 31, 2000 and 1999, respectively.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     THREE MONTHS ENDED
                                                        DECEMBER 31,
                                                 ----------------------------
                                                     2000           1999
                                                 -------------   ------------
Revenue:

  License                                         $  38,076      $   26,502
  Service                                           304,091         209,004
                                                 -------------   ------------
                                                    342,167         235,506
Operating expenses:
  Cost of license                                     1,658           1,173
  Cost of service                                   191,788         138,467
  Research and development                           23,579          14,970
  Selling, general and administrative                43,450          27,460
  Amortization of goodwill and purchased
    intangible assets                                54,160             700
  In-process research and development and
    other costs                                           -          19,876
                                                 -------------   ------------
                                                    314,635         202,646
                                                 -------------   ------------
Operating income                                     27,532          32,860

Other income, net                                     5,562             345
                                                 -------------   ------------
Income before income taxes                           33,094          33,205

Income taxes                                         20,518          15,924
                                                 -------------   ------------

Net income                                       $   12,576      $   17,281
                                                 =============   ============

Basic earnings per share                         $     0.06      $     0.09
                                                 =============   ============

Diluted earnings per share                       $     0.06      $     0.08
                                                 =============   ============
Basic weighted average number of shares
  outstanding                                       221,217         201,020
                                                 =============   ============
Diluted weighted average number of shares
  outstanding                                       226,361         204,867
                                                 =============   ============

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                         AS OF
                                                             --------------- -- ---------------
                                                              DECEMBER 31,      SEPTEMBER 30,
                                                                  2000               2000
                                                             ---------------    ---------------
                                                              (UNAUDITED)
ASSETS

Current assets:
  Cash, cash equivalents and short-term
    interest-bearing investments                             $      429,363      $     402,300
  Accounts receivable, net                                          297,225            263,100
  Deferred income taxes and taxes receivable                         41,987             35,179
  Prepaid expenses and other current assets                          38,217             34,327
                                                             ---------------    ---------------
    Total current assets                                            806,792            734,906

Equipment, vehicles and leasehold improvements, net                 133,889            128,081
Goodwill and other intangible assets, net                           955,658          1,011,053
Other non-current assets                                             63,470             61,045
                                                             ---------------    ---------------
Total assets                                                 $    1,959,809     $    1,935,085
                                                             ===============    ===============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accruals                              $      198,963     $      198,445
  Short-term financing arrangements                                   9,355             28,713
  Deferred revenue                                                  141,519            133,546
  Deferred income taxes and income taxes payable                     71,413             55,197
                                                             ---------------    ---------------
    Total current liabilities                                       421,250            415,901
Non-current liabilities                                              92,907             88,412
Shareholders' equity                                              1,445,652          1,430,772
                                                             ---------------    ---------------
Total liabilities and shareholders' equity                   $     1,959,809    $    1,935,085
                                                             ===============    ================



                                      # # #



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